Exhibit 99.1

press release

ArcelorMittal joins Breakthrough Energy’s Catalyst program as anchor partner

$100 million equity investment to be made over five years through XCarb™ innovation fund

20 September 2021, 08:00 CET

ArcelorMittal (‘the Company’) today announces it has become an anchor partner in Breakthrough Energy’s Catalyst program, committing to an equity investment of $100 million over the next five years.
Founded by Bill Gates, Breakthrough Energy is committed to scaling the technologies the world needs to reach net-zero emissions by 2050. Breakthrough Energy’s efforts include investment vehicles, philanthropic programs, policy advocacy, and other initiatives, including Catalyst.
Catalyst, launched earlier this year, is a new model for how companies, governments, and private philanthropy can finance, produce, and ensure widespread adoption of next-generation clean technologies. The program will initially focus on four decarbonisation technologies: direct air capture (DAC); green hydrogen; long-duration energy storage (LDS); and sustainable aviation fuel (SAF).
ArcelorMittal’s investment will be made through its XCarb™ innovation fund which was launched earlier this year. The Company anticipates investing up to $100 million annually through the fund in companies developing technologies with the potential to support and accelerate the transition to zero-carbon emissions steelmaking. To date, ArcelorMittal has invested $10 million in Heliogen, a renewable energy company which focuses on unlocking the power of sunlight to replace fossil fuels, and $25 million in Form Energy, which is working on the development of its breakthrough energy storage technology.

Commenting, Aditya Mittal, CEO, ArcelorMittal said:
“The Catalyst program is innovative and necessary. It brings together public and private finance with the objective of fast-tracking the deployment of projects which can deliver significant carbon reduction. For ArcelorMittal and the steel industry this kind of initiative is critically important. The steel industry knows how to decarbonise – essentially what is missing is the availability of clean energy at competitive prices that provides the foundation for us to really accelerate. That’s why, after discussing the purpose of Catalyst with Bill, we were very happy to join as an anchor partner. Achieving net zero by 2050 needs a coordinated global drive the likes of which the world has never seen before. ArcelorMittal has its own comprehensive plan to decarbonise – with the first step being to achieve our group target of reducing emissions intensity by 25% by 2030 – but partnerships to scale up and accelerate progress are vital. There are so many interesting new companies and technologies that will help the world decarbonise – through both our XCarb™ fund and now Breakthrough Energy Catalyst we look forward to helping these companies accelerate their contribution.”
Bill Gates, Founder, Breakthrough Energy added:
“Avoiding a climate disaster will require a new industrial revolution. We need to make the technologies and products that don’t cause emissions as cheap as those that do, so the whole world can afford them and reach our climate goals. Through Catalyst, leaders from across the private and public sectors are coming together to focus on supporting technologies that are vital to the world reaching net-zero emissions but are currently too expensive to be adopted at scale. By coordinating investments and directing them toward these critical technologies, we can reduce their Green Premiums and help them get to market faster, so we can all reach our climate goals.”
ArcelorMittal recently published its second group climate action report (https://corporate.arcelormittal.com/media/press-releases/arcelormittal-publishes-second-group-climate-action-report) in which it announced a  2030 global CO2e intensity reduction target of 25% and increased its European 2030 CO2e intensity reduction target to 35%. The Company had previously, in September 2020, announced its ambition to reach net zero by 2050. The report outlined the five key levers – steelmaking transformation, energy transformation, increased use of scrap, sourcing clean electricity and offsetting residual emissions – identified as the stepping stones to achieving net zero by 2050. It also detailed several of the projects the Company is undertaking to reach its 2030 reduction target. These include plans to create the world’s first zero carbon emissions steel plant in Sestao, Spain (https://corporate.arcelormittal.com/media/press-releases/arcelormittal-sestao-to-become-the-world-s-first-full-scale-zero-carbon-emissions-steel-plant) and convert its Canadian flat steel operations to DRI-EAF steelmaking (https://corporate.arcelormittal.com/media/press-releases/arcelormittal-and-the-government-of-canada-announce-investment-of-cad-1-765-billion-in-decarbonization-technologies-in-canada) through a CAD$1.8 billion investment which will reduce CO2 emissions by 60%.
ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com